Exhibit 23.2

Consent of Independent Auditor






The Board of Directors
Commonwealth Biotechnologies, Inc.


We consent to incorporation by reference, in the Registration Statement on Form S-8 of Commonwealth Biotechnologies, Inc. to be filed on or about May 6, 1998, of our report, dated February 9, 1998, on the balance sheets of Commonwealth Biotechnologies, Inc. as of December 31, 1997 an 1996, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, which report is incorporated by reference from the 1997 Annual Report on Form 10-KSB of Commonwealth Biotechnologies, Inc. We also consent to the reference of this firm under the caption of "Experts" in the resale prospectus contained in such Registration Statement.


/s/ Goodman & Company, L.L.P.


Richmond, Virginia
May 1, 1998